August 23, 2024

VIA EDGAR

Ms. Soo Im-Tang

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KraneShares Trust (File Nos. 333-180870 and 811-22698)
- KraneShares China Alpha Index ETF

Dear Ms. Im-Tang:

This letter responds to your comments, discussed in our telephone conversation on April 29, 2024, regarding your review of Post-Effective Amendment No. 358 to the registration statement on Form N-1A for KraneShares Trust (the “Registrant”) on behalf of KraneShares China Alpha Index ETF (the “Fund”), a new series of the Registrant. Each of your comments is repeated below, followed by the Registrant’s response. Unless otherwise stated herein, defined terms have the same meaning as used by the Fund in the Registration Statement. Any changes made in response to the Staff’s comments, as set forth below, including certain other non-material clarifying and conforming changes, will be filed in a post-effective amendment to the Registration Statement.

1.	(a) Please provide to the Staff a copy of the completed Fees and Expenses and Example sections of the “Fund Summary” at least one week before effectiveness.

RESPONSE: Below are the completed Fees and Expenses and Example sections of the “Fund Summary.”

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.78%
Distribution and/or Service (12b-1) Fees*	0.00%
Other Expenses**	0.01%
Total Annual Fund Operating Expenses	0.79%

*	Pursuant to a Distribution Plan, the Fund may bear a Rule 12b-1 fee not to exceed 0.25% per year of the Fund’s average daily net assets. However, no such fee is currently paid by the Fund, and the Board of Trustees has not currently approved the commencement of any payments under the Distribution Plan.
**	Based on estimated amounts for the current fiscal year.

K&L GATES LLP

1601 K STREET NW   WASHINGTON   DC 20006

T +1 202 778 9000   F +1 202 778 9100   klgates.com

Securities and Exchange Commission

August 23, 2024

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, whether you do or do not sell your shares, your costs would be:

1 Year	3 Years
$81	$252

(b) Please consider deleting the footnote included in the Fees and Expenses section of the “Fund Summary” related to the Fund’s 12b-1 Plan as this disclosure appears elsewhere in the prospectus.

RESPONSE: No change was made in response to this comment. The Registrant will consider the Staff’s comment during the next annual update to the Trust’s registration statement and determine at that time whether any changes are warranted.

(c) The Staff notes that the Fund may invest in other investment companies. As such, please consider whether acquired fund fees and expenses need to be disclosed as a separate line in the Fund’s Fees and Expenses section of the “Fund Summary.”

RESPONSE: The Registrant confirms that the Fund’s estimated acquired fund fees and expenses will not exceed 0.01% of average net assets of the Fund so that a separate line item is not required in the fee table for the Fund.

(d) Please confirm there are no fee waivers with recoupment arrangements that should be disclosed in the fee table.

RESPONSE: The Registrant confirms the Fund currently does not have any fee waivers with recoupment arrangements that should be disclosed in the fee table.

Securities and Exchange Commission

August 23, 2024

2.	The “Principal Investment Strategies” section states, “Under normal circumstances, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in securities of the Underlying Index and other instruments that have economic characteristics similar to those in the Underlying Index.” Please consider adding disclosure on what constitutes “other instruments” for purposes of this policy.

RESPONSE: The Registrant notes that the Adopting Release for Rule 35d-1 (i.e., the names rule) states that 80% of a fund’s investments needs to be invested in the particular type of investment suggested by its name and indicates that a fund, in appropriate circumstances, could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” In this connection, the Registrant confirms that other instruments would include any investment that provides investment exposure to investments that are part of the 80% policy of the Fund. Accordingly, while the Registrant does not believe any additional disclosure is needed at this time in the prospectus, the Registrant has added disclosure regarding examples of other instruments in the statement of additional information (“SAI”) for the Fund.

3.	Please file as an exhibit to the registration statement any license or sublicense agreement to which the Fund is a party, including any such agreements with the Index Provider.

RESPONSE: The Registrant will file the sublicence agreement as an exhibit to the post-effective amendment to the Registration Statement.

4.	In the “Principal Investment Risks” section, in the “China Risk” section, please define PRC in the first instance that it appears.

RESPONSE: The Registrant has made the requested change.

5.	In the “Principal Investment Risks” section, please consider, if applicable, adding disclosure regarding any risks associated with the experience level of the Index Provider.

RESPONSE: The Registrant has revised disclosure under the section entitled “Passive Investment Risk” as follows:

Passive Investment and Index Risk. There is no guarantee that the Underlying Index will create the desired exposure and the Fund is not actively managed. It does not seek to “beat” the Underlying Index or take temporary defensive positions when markets decline. Therefore, the Fund may purchase or hold securities with current or projected underperformance.

There is no guarantee that the methodology the Index Provider uses to identify constituents for the Underlying Index will achieve its intended result or provide an accurate assessment of included constituents. The Underlying Index relies on various sources of information to assess the potential constituents of the Underlying Index, including information that may be based on assumptions or estimates. Neither the Fund nor Krane can offer assurances that the Index Provider’s sources of information are reliable. There can be no guarantee that the methodology underlying the Underlying Index, the Underlying Index construction and computation processes, or the daily calculation of the Underlying Index or its methodology will be free from error or that an error will be identified and/or corrected, which may have an adverse impact on the Fund.

Securities and Exchange Commission

August 23, 2024

6.	Please inform the Staff whether the securities underlying the Fund are traded outside of a collateralized settlement system.

RESPONSE: The Registrant confirms that none of the instruments in which the Fund intends to invest in are traded outside of a collateralized settlement system.

7.	In the “ETF Risk – Cash Transactions Risk” section, please consider adding disclosure that costs associated with cash transactions, including brokerage costs, could be imposed on the Fund and decrease the Fund’s net asset value to the extent that such costs are not offset by any transaction fees payable by an authorized participant.

RESPONSE: The Registrant has revised disclosure under the section entitled “ETF Risk – Cash Transactions Risk” as follows:

Cash Transactions Risk. Like other ETFs, the Fund sells and redeems its shares only in large blocks called Creation Units and only to “Authorized Participants.” Unlike many other ETFs, however, the Fund expects to effect its creations and redemptions at least partially or fully for cash, rather than in-kind securities. Thus, an investment in the Fund may be less tax-efficient than an investment in other ETFs as the Fund may recognize a capital gain that it could have avoided by making redemptions in-kind. As a result, the Fund may pay out higher capital gains distributions than ETFs that redeem in-kind. Further, paying redemption proceeds in cash rather than through in-kind delivery of portfolio securities may require the Fund to dispose of or sell portfolio investments to obtain the cash needed to distribute redemption proceeds at an inopportune time. Cash transactions may involve considerable transaction expenses and taxes, including brokerage fees, that might not have occurred if the Fund utilized in-kind transactions. To the extent any costs associated with cash transactions are not offset by any transaction fees payable by an Authorized Participant, the Fund’s performance could be negatively impacted.

8.	In the “Investment Limitations” section of the SAI, please consider adding disclosure whether the Underlying Index is currently concentrated and, if so, disclose the specific industries in which the Underlying Index is concentrated.

RESPONSE: No change was made in response to this comment. The Registrant believes that such disclosure is not required under Form N-1A. In addition, the Registrant believes that the current disclosure is adequate and notes that this disclosure is included under the section entitled “Principal Investment Strategies” in the prospectus.

9.	In the “Portfolio Managers” section of the SAI, please update the information under the “Other Accounts” section as of a more recent date.

RESPONSE: The Registrant has made the requested change.

Securities and Exchange Commission

August 23, 2024

10.	In the “Creation and Redemption of Creation Units - Acceptance of Orders for, and Redemption of, Creation Units” section of the SAI, in the first sentence of the second paragraph, please consider deleting the word “absolute.”

RESPONSE: The Registrant has made the requested change.

*          *          *          *          *

If you have any additional questions regarding the enclosed information, please contact me at (202) 778-9473 or Stacy Fuller at (202) 778-9475.

Regards,

/s/ Franklin Na

Franklin Na

cc:	Jonathan Krane

Odette Gafner

James Maund

Jonathan Shelon

Luke Oliver

Krane Funds Advisors, LLC

Stacy Fuller

K&L Gates LLP